SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aruba Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

043176106
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Avenue
Sunnyvale, CA 94089-1113
(408) 227-4500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,555,000	$257.61

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,263,672 shares of common stock of Aruba Networks, Inc. having an aggregate value of $6,555,000 as of February 5, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$257.61
Form or Registration No.:	Schedule TO-I
Filing party:	Aruba Networks, Inc.
Date filed:	February 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on February 17, 2009 (the “Schedule TO”) by Aruba Networks, Inc., a Delaware corporation (“Aruba” or the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2002 Stock Plan or 2007 Equity Incentive Plan.
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
Book Value
     We had a book value of $1.58 on October 31, 2008 (calculated using the book value as of October 31, 2008, divided by the number of outstanding shares of our common stock as of October 31, 2008).
Ratio of Earnings to Fixed Charges
     Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
     (b) Pro Forma Information.
     Not applicable.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ARUBA NETWORKS, INC.
/s/ Alexa King
Alexa King
Vice President and General Counsel

Date: March 4, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated February 17, 2009.

(a)(1)(B)*	E-mail to all Eligible Employees from Dominic Orr dated February 17, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Screen Shots of Offer Website.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder E-mail.

(a)(1)(H)*	Offer Period Expiration Notice.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Aruba Networks, Inc. Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.4A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(2)	The Aruba Networks, Inc. 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(3)
Forms of Stock Option Agreements under the 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2B to the Company’s registration statement on Form S-1, filed with the SEC on December 15, 2006.

(d)(4)	The Aruba Networks, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(5)
Forms of Stock Option Agreements under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3B to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(6)*	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(d)(7)
Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(8)
Agreement and Plan of Reorganization, dated as of January 4, 2008, by and among Aruba Networks, Inc., Aloha Acquisition Corporation, Airwave Wireless, Inc., and the other parties named therein, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on February 17, 2009.